SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number: 000-51116

Hurray! Holding Co., Ltd.

15/F, Tower B, Gateway Plaza

No. 18 Xia Guang Li North Road

East Third Ring, Chaoyang District

Beijing 100027, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    N.A.

HURRAY! HOLDING CO., LTD.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Earnings Results for the First Quarter of 2007 dated May 24, 2007	Exhibit 99.1

Press Release Regarding Earnings Results for the Third Quarter of 2006 dated November 16, 2006	Exhibit 99.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.

By:	/s/ Jesse Liu
Name:	Jesse Liu
Title:	Chief Financial Officer

Date: May 28, 2007

Exhibit 99.1

Hurray! Reports First Quarter 2007 Unaudited Financial Results

BEIJING, May 24, 2007 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY—News), a leader in wireless music distribution and other wireless value-added services, artist development and music production in China, today announced its unaudited financial results for the first quarter ended March 31, 2007.

FINANCIAL HIGHLIGHTS:

Highlights for First Quarter 2007

•	Total revenues: $16.6 million, a decline of 2.2% quarter-over-quarter and 0.9% year-over-year, exceeding previous guidance of $15.0-16.0 million

•	Wireless value-added services revenues: $14.9 million, a decline of 1.1% quarter-over-quarter and growth of 3.3% year-over-year

•	Recorded music revenues, which are from our record label businesses: $1.5 million, a decline of 15.9% quarter-over-quarter and growth of 0.7% year-over-year

•	Software and system integration services revenues: $0.2 million, growth of 79.4% quarter-over-quarter and a decline of 78.2% year-over-year

•	Net income: $1.0 million, a decline of 38.9% quarter-over-quarter and growth of 3.8% year-over-year

•

Adjusted EBITDA (a non-GAAP measure which is defined as earnings before interest, tax, depreciation, amortization and stock-based compensation): $1.63 million, growth of 13.1% quarter-over-quarter and growth of 1.4% year-over-year

•	Diluted earnings per ADS: $0.04

Commenting on the first quarter results, QD Wang, Chairman and CEO of Hurray! stated: “We are pleased to report a solid quarter which exceeded our previous estimate despite a challenging operating environment. Going forward, we will further our strategy of developing proprietary contents and diversifying distribution channels, while continuing our transformation into a leading entertainment content production and distribution house in China.”

BUSINESS RESULTS

Total revenues for the first quarter ended March 31, 2007 were $16.6 million, representing a 2.2% decrease from $17.0 million for the preceding quarter, and a 0.9% decrease from $16.8 million for the first quarter in 2006.

Total wireless value-added services revenues were $14.9 million for the first quarter of 2007, a decline of 1.1% as compared with $15.1 million in the previous quarter and growth of 3.3% as compared with $14.5 million in the first quarter of 2006.

Recorded music revenues, which represent revenues of our controlled music companies Hurray! Freeland and Huayi Brothers Music, were $1.5 million, a decline of 15.9% as compared with $1.8 million in the previous quarter and growth of 0.7% as compared with $1.5 million in the first quarter of 2006.

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Software and system integration services revenues were $0.2 million for the first quarter of 2007, representing growth of 79.4% as compared with $0.1 million for the previous quarter and a decrease of 78.2% as compared with $0.8 million for the first quarter of 2006.

Total gross margin was 32.8% for the first quarter of 2007 as compared with 31.2% for the previous quarter and 36.2% for the first quarter of 2006.

Gross margin for wireless value-added services was 30.8% for the first quarter of 2007, as compared with 31.9% in the previous quarter and 34.6% for the first quarter of 2006.

Recorded music gross margin was 51.0% for the first quarter of 2007 as compared to 33.6% in the previous quarter and 48.6% for the first quarter of 2006.

Software and system integration services gross margin was 30.4% for the first quarter of 2007, as compared to -109.9% for the previous quarter and 40.3% for the first quarter of 2006.

Total gross profit was $5.4 million for the first quarter of 2007, representing growth of 2.6% as compared with $5.3 million for the previous quarter and a decline of 10.2% as compared with $6.1 million for the first quarter of 2006.

Total operating expenses were $4.7 million for the first quarter of 2007, representing a decline of 0.8% as compared to $4.7 million for the previous quarter and a decline of 10.7% as compared to $5.3 million for the first quarter of 2006.

Interest income for the first quarter of 2007 was $0.6 million, the same as the previous quarter. Income tax was $0.3 million in the first quarter 2007, the same as the first quarter of 2006, but an increase compared to a credit of $0.6 million in the previous quarter.

Net income was $1.0 million for the first quarter of 2007, representing a decrease of 38.9% as compared to $1.6 million for the previous quarter, and growth of 3.8% as compared to $0.9 million for the first quarter of 2006. Net margin was 5.8% for the first quarter of 2007 as compared to 9.2% for the previous quarter and 5.5% for the first quarter of 2006.

Adjusted earnings before interest, tax, depreciation, amortization and stock-based compensation (adjusted EBITDA), was $1.63 million for the quarter, growth of 13.1% as compared with $1.4 million in the previous quarter and growth of 1.4% as compared with $1.61 million in the first quarter of 2006. Reconciliations of net income under U.S. generally accepted accounting principles (GAAP) and adjusted EBITDA are included at the end of this release.

2

Fully diluted earnings per ADS were $0.04 based on a weighted average of 21.8 million diluted ADSs for the first quarter of 2007. This figure compares to $0.07 based on a weighted average of 21.7 million diluted ADSs for the previous quarter and $0.04 based on a weighted average of 22.5 million diluted ADSs for the first quarter of 2006.

As of March 31, 2007, the company had outstanding 21.7 million basic ADSs and 21.8 million fully diluted ADSs, excluding share options granted above the average market value of Hurray! stock for the quarter as their effect would have been anti-dilutive.

As of March 31, 2007, the company had $70.6 million in cash and cash equivalents.

BUSINESS HIGHLIGHTS

Hurray! continued to successfully execute its strategy of developing proprietary content and diversifying distribution channels, with the following highlights:

•	Hurray! released a series of new songs and 14 new game titles on China Mobile’s music and game portals.

•

Hurray! launched successful marketing programs to promote the new releases simultaneously over Internet and wireless platforms. Consequently, “Autumn Never Comes Back” and “Hard to Be Friends” became popular hits in the first quarter and ranked in the top 10 for several consecutive weeks in the second quarter on both China Mobile’s music portal and Baidu’s music search platform.

•

Music and game related revenues, representing revenues from our recorded music and our wireless value-added services with music and game content, were about 36.0% or $6.0 million of total revenues for the quarter.

•

Wireless value-added services revenues generated from operator-independent marketing, promotion and distribution such as direct media advertising, interactive media programs, Internet marketing alliances, and handset vendor partnerships reached approximately 40%, or $6 million, of total wireless value-added services revenues. This compares to 29.0% or $4.2 million in the year ago quarter.

“Despite the challenging wireless services operating environment, we are committed to our transformation strategies and confident about our long term prospects” commented Mr. Wang.

Business Outlook

For second quarter 2007, Hurray! expects its total consolidated revenues to be between $15.0 and $16.0 million, reflecting the continued impact of tightened enforcement of policy and regulation changes previously announced by MII and mobile operators.

3

Fin 48 Compliance

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 requires recognition of tax benefits that satisfy a greater than 50% probability threshold. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for the Company beginning January 1, 2007. There was no cumulative adjustment on the adoption of FIN 48.

Note to the Financial Information

The financial information in this press release has been extracted from the financial information prepared using the recognition and the measurement basis of accounting principles generally accepted in the United States of America.

Conference Call

The company will host a conference call to discuss the third quarter results at

Time:	9:30 pm Eastern Standard Time on May 24, 2007 or 9:30 am Beijing/Hong Kong Time on May 25, 2007

The dial-in number:	+1-866-272-9941 (US)
+1-617-213-8895 (international)
Password: 19600241

A replay of the call will be available from May 24, 2007 until May 31, 2007 as follows:

+1-888-286-8010 (US)
+1-617-801-6888 (international)
PIN number: 37323648

Additionally, a live and archived web cast of this call will be available at: http://phx.corporate-ir.net/playerlink.zhtml?c=187793&s=wm&e=1544711 or http://www.hurray.com/english/home.htm

About Hurray! Holding Co., Ltd.

Hurray! is a leading provider of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through SMS, IVR, RBT, WAP, MMS and Java wireless value-added services platforms over mobile networks and through the Internet. The company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.

4

In addition, Hurray! is a leader in artist development, music production and offline and online distribution in China through its majority-controlled record labels Huayi Brothers Music and Hurray! Freeland.

Hurray! also designs, develops, sells and supports a service provisioning and management software for mobile operators in China to manage wireless value-added services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: continued competitive pressures in China’s wireless value-added services market; changes in technology and consumer demand in this market; the risk that Hurray! may not be able to control its expenses in future periods; Hurray!’s ability to succeed in the music development, production and distribution business, with which it has only limited experience; changes in the policies of the mobile operators in China or the laws governing wireless value-added services; the state of Hurray!’s relationships with China’s mobile operators and the risk that Hurray! may be subject to further sanctions and penalties from them in future periods; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended. Hurray! does not undertake any obligation to update this forward-looking information, except as required under applicable law.

5

Hurray! Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of March 31, 2007	As of December 31, 2006(1)
	(Unaudited)
	(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$70,580	$74,597
Accounts receivable	15,828	13,178
Note receivable	—	272
Prepaid expenses and other current assets	3,331	2,701
Amount due from related parties	315	167
Current deferred tax assets	142	82
Inventories	198	178

Total current assets	90,394	91,175

Deposits and other non-current assets	649	632
Prepaid acquisition cost	4,631	—
Property and equipment, net	1,955	1,954
Acquired intangible assets, net	5,769	6,023
Goodwill	39,932	39,622
Non-current deferred tax assets	309	371

Total assets	$143,639	$139,777

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$5,280	$3,681
Acquisition payable	5,877	5,832
Accrued expenses and other current liabilities	2,579	2,613
Amount due to a related party	65	—
Income tax payable	462	489
Current deferred tax liabilities	413	132

Total current liabilities	14,676	12,747

Non-current deferred tax liabilities	826	851

Total liabilities	15,502	13,598

Minority interests	3,474	3,359

Shareholders’ equity:
Ordinary shares	109	108
Additional paid-in capital	73,789	73,608
Retained earnings	46,661	45,705
Accumulated other comprehensive income	4,104	3,399

Total shareholders’ equity	124,663	122,820

Total liabilities and shareholders’ equity	$143,639	$139,777

(1)	December 31, 2006 balances were extracted from audited financial statements.

6

Hurray! Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the three months ended
	March 31, 2007	December 31, 2006	March 31, 2006
	(in thousands of U.S. dollars, except share and per share data)
Revenues:
Wireless value-added services	$14,935	$15,106	$14,461
Recorded music	1,518	1,805	1,507
Software and system integration services	177	98	810

Total revenues	16,630	17,009	16,778

Cost of revenues:
Wireless value-added services	10,313	10,292	9,451
Recorded music	744	1,199	775
Software and system integration services	123	206	484

Total cost of revenues	11,180	11,697	10,710

Gross profit	5,450	5,312	6,068

Operating expenses:
Product development	653	698	739
Selling and marketing	2,657	2,751	2,832
General and administrative	1,389	1,286	1,689

Total operating expenses	4,699	4,735	5,260

Income from operations	751	577	808

Interest expense	(45)	(45)	—
Interest income	628	587	619
Income tax expense	(263)	564	(323)
Minority interests	(115)	(117)	(182)

Net income	$956	$1,566	$922

Earnings per share, basic	$0.0004	$0.0007	$0.0004
Earnings per ADS, basic	$0.04	$0.07	$0.04
Earnings per share, diluted	$0.0004	$0.0007	$0.0004
Earnings per ADS, diluted	$0.04	$0.07	$0.04
Shares used in calculating basic earnings per share	2,167,890,217	2,152,282,170	2,229,854,010
ADSs used in calculating basic earnings per ADS	21,678,902	21,522,822	22,298,540
Shares used in calculating diluted earnings per share	2,177,185,265	2,171,571,924	2,245,876,853
ADSs used in calculating diluted earnings per ADS	21,771,853	21,715,719	22,458,769

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The use of non-GAAP financial measures:

To supplement its consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”) in the United States, Hurray! uses non-GAAP measures of operating results and net income, including in this press release earnings before interest, taxes, depreciation and amortization, and before stock-based compensation expense (“adjusted EBITDA”), which are adjusted from results based on GAAP to exclude certain expenses. Hurray!’s management believes the use of these non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses that are not related to the Company’s operations. These non-GAAP financial measures also facilitate management’s internal comparisons to Hurray!’s historical performance and our competitors’ operating results. Hurray! believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Please see below financial table for a reconciliation of adjusted EBITDA.

8

Reconciliation of net income under GAAP to adjusted EBITDA for the following periods:

	For the three months ended
	March 31, 2007	December 31, 2006	March 31, 2006
	(in thousands of U.S. dollars, except share and per share data)
Net income	$956	$1,566	$922
Add:
Interest expense	45	45	—
Income tax expense	263	(564)	323
Depreciation and amortization	829	825	892
Non-cash stock compensation expense	167	158	91
Less:
Interest income	628	587	619

Adjusted EBITDA	$1,632	$1,443	$1,609

For more information, please contact:

Phoebe Meng

Investor Relations Manager

Tel: 8610-84555566 x5532

yfmeng@hurray.com.cn

Source: Hurray! Holding Co., Ltd.

9

Exhibit 99.2

Hurray! Reports Third Quarter 2006 Unaudited Financial Results

BEIJING, November 16, 2006 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY - News), a leader in wireless music distribution and other wireless value-added services, artist development and music production, and wireless value-added services management software in China, today announced its unaudited financial results for the third quarter ended September 30, 2006.

FINANCIAL HIGHLIGHTS:

•	Total revenues: $18.0 million, decline of 1.7% quarter-over-quarter and growth of 9.2% year-over-year, exceeding previous guidance of $16.0 million to $17.0 million

•	Wireless value-added services revenues: $16.4 million, decline of 1.1% quarter-over-quarter and growth of 8.0% year-over-year

•	Software and system integration services revenues: $0.1 million, decline of 76.1% quarter-over-quarter and 93.3% year-over-year

•	Recorded music revenues, which are from the new record label businesses we entered this year: $1.5 million, growth of 10.9% quarter-over-quarter

•	Net income: $1.6 million, decline of 5.6 % quarter-over-quarter and decline of 68.0% year-over-year

•

Adjusted EBITDA (a non-GAAP measure which is defined as earnings before interest, tax, depreciation, amortization and stock-based compensation): $2.1 million, decline of 5.4% quarter-over-quarter and decline of 55.8% year-over-year

•	Diluted earnings per ADS: $0.07

Commenting on the third quarter 2006 results, QD Wang, Chairman and CEO of Hurray! stated: “We are pleased to report a very solid quarter which exceeded our previous estimate with only 1.1% sequential decline in wireless revenues despite significant regulatory change and challenging operating environment. Our core business has demonstrated remarkable resilience as a result of our successful execution of multi-platform, multi-channel and multi-operator strategies. Our effort throughout past year in solidifying business foundations and building a strong new management team began to pay off.”

BUSINESS RESULTS

Total revenues for the third quarter ended September 30, 2006 were $18.0 million, representing a 1.7% decrease over $18.3 million for the preceding quarter, and a 9.2% increase from $16.5 million for the third quarter in 2005.

Total wireless value-added services revenues were $16.4 million for the third quarter of 2006, a decline of 1.1% as compared with $16.6 million in the previous quarter and growth of 8.0% as compared with $15.2 million in the third quarter of 2005.

2.5G services revenues were $7.4 million for the third quarter of 2006, representing a decline of 9.6% as compared with $8.1 million for the previous quarter and a decline of 20.3% as compared with $9.2 million for the third quarter of 2005.

Of 2.5G services, WAP revenues were $5.2 million, a decline of 6.2% as compared with $5.5 million in the previous quarter and a decline of 41.1% as compared with $8.8 million in the third quarter 2005. The decline of WAP revenues in the quarter was a result of new regulations implemented in the quarter mandating free trial periods and double reminders for subscription based services

MMS revenues were $0.8 million, a decline of 40.6% as compared with $1.3 million in previous quarter, and a growth of 88.3% as compared with 0.4 million in the third quarter of 2005. The decline of MMS revenues in the quarter was a result of new regulations implemented in the quarter mandating free trial periods and double reminders for subscription based services

Java(TM) revenues were $1.4 million for the third quarter 2006, representing growth of 8.6% as compared with $1.3 million in previous quarter. We acquired Shanghai Magma at the beginning of the year and have consolidated its operations since first quarter 2006.

2G services revenues were $9.0 million for the third quarter of 2006, representing growth of 7.1% as compared to $8.4 million for the previous quarter and an increase of 52.1% as compared to $5.9 million for the third quarter of 2005.

Of 2G services, SMS revenues were $5.5 million for the third quarter of 2006, representing an increase of 19.1% as compared with $4.6 million in the previous quarter and an increase of 62.6% as compared with $3.3 million in the third quarter of 2005. The increase in SMS revenues was due to our increased direct media advertising efforts commenced earlier.

IVR revenues decreased 10.4% to $2.6 million for the third quarter of 2006, as compared with $2.9 million for the previous quarter and increased 13.8% as compared with $2.3 million for the third quarter of 2005.

RBT revenues were $0.9 million for the third quarter 2006, representing growth of 4.1% as compared with $0.9 million in the previous quarter, and growth of 254.0% as compared with $0.3 million for the third quarter of 2005

Software and system integration services revenues were $0.1 million for the third quarter of 2006, representing a decrease of 76.0% as compared with $0.4 million for the previous quarter and a decrease of 93.2% as compared with $1.3 million for the third quarter of 2005. The decline of software revenue is due to continued delays by the mobile operators in expanding or building out their 2.5G and 3G data infrastructure pending the issuance of 3G licenses.

Recorded music revenues, which represent revenues of our controlled music companies Hurray! Freeland Music and Huayi Brothers Music, were $1.5 million, an increase of 10.9% as compared with $1.4 million in previous quarter. The growth of recorded music revenues in the third quarter is due to increased new releases by our two music label companies in the quarter.

Total gross margin was 37.5% for the third quarter of 2006 as compared with 37.0% for the previous quarter and 51.1% for the third quarter of 2005.

Gross margin for wireless value-added services was 36.9% for the third quarter of 2006, as compared with 36.0% in the previous quarter and 48.3% for the third quarter of 2005.

Gross margin for 2.5G services was 48.2% for the third quarter of 2006, as compared to 50.4% for the previous quarter and 61.9% for the third quarter of 2005. The decrease in 2.5G gross margin was due to a revenue mix shift from higher margin subscription based revenues to lower margin per-use based revenues in response to the new regulations.

Gross margin for 2G services was 27.7% for the third quarter of 2006, as compared to 22.1% for the previous quarter and 27.0% for the second quarter of 2005. 2G gross margin expanded as revenues ramped up in the quarter.

Software and system integration services gross margin was 22.7% for the third quarter of 2006, as compared to 48.9% for the previous quarter and 84.5% for the third quarter of 2005. Software gross margin contracted as revenues decreased.

Recorded music gross margin was 45.1% for the third quarter of 2006 as compared to 45.7% in the previous quarter, reflecting increased costs associated with new releases.

Total gross profit was $6.8 million for the third quarter of 2006, representing a decline of 0.3% as compared with $6.8 million for the previous quarter and a decline of 19.8% as compared with $8.4 million for the third quarter of 2005.

Total operating expenses were $5.6 million for the third quarter of 2006, representing an increase of 1.9% as compared to $5.5 million for the previous quarter and an increase of 38.1% as compared to $4.1 million for the third quarter of 2005. The increase in operating expenses in the quarter is mostly due to employee severance expenses associated with previously adopted cost control measures.

Interest income for the third quarter of 2006 was $0.7 million the same as the previous quarter. Income tax was $0.2 million for the third quarter of 2006, in line with the previous quarter.

Net income was $1.6 million for the third quarter of 2006, representing a decrease of 5.6% as compared to $1.7 million for the previous quarter, and a decrease of 68.0% as compared to $5.0 million for the third quarter of 2005. Net margin was 8.9% for the third quarter of 2006 as compared to 9.3% for the previous quarter and 30.5% for the third quarter of 2005.

Adjusted earnings before interest, tax, depreciation, amortization and stock-based compensation (adjusted EBITDA), was $2.1 million for the quarter, a decline of 5.4% as compared with $2.2 million in the previous quarter and a decline of 55.8% as compared with 4.8 million in the third quarter of 2005. Reconciliations of net income under U.S. generally accepted accounting principles (GAAP) and adjusted EBITDA are included at the end of this release.

Fully diluted earnings per ADS were $0.07 based on a weighted average of 21.7 million diluted ADSs for the third quarter of 2006. This figure compares to $0.08 based on a weighted average of 22.5 million diluted ADSs for the previous quarter and $0.22 based on a weighted average of 22.5 million diluted ADSs for the third quarter of 2005.

As of September 30, 2006, the company had outstanding 21.5 million basic ADSs and 21.7 million fully diluted ADSs, excluding share options granted above the average market value of Hurray! stock for the quarter as their effect would have been anti-dilutive.

As of September 30, 2006, the company had $73.4 million in cash and cash equivalents.

In the third quarter of 2006, Hurray! made the following progress in strengthening its core wireless value added services:

•

Wireless value-added services revenues generated from the China Mobile, China Telecom and China Netcom accounts grew to $11.2 million for the quarter, representing 68.1% of total wireless value added services revenues.

•	Wireless value-added services revenues generated from SMS, IVR, RBT, MMS, and Java™ platforms grew to $11.2 million for the quarter, representing 68.3% of total wireless value added services.

•

Wireless value-added services revenues generated from operator-independent marketing, promotion and distribution such as Internet marketing alliances, direct media advertising and handset vendor partnerships reached approximately 30.8%, or $5.0 million, of total wireless value-added services revenues.

The following tables compare key operating data for the company’s wireless value added services business for the third quarter 2006 and third quarter 2005:

Third quarter 2006 revenue breakdown by operator and by service platform:

Unit: $ million	China Mobile	China Unicom	China Telecom	China Netcom	Total
SMS	$3.8	$1.7	$—	$—	$5.5
IVR	1.1	0.6	0.7	0.2	2.6
RBT	0.5	0.4	—	—	0.9

2G Revenues	5.4	2.7	0.7	0.2	9.0

WAP	2.8	2.4	—	—	5.2
MMS	0.7	0.1	—	—	0.8
Java	1.4	—	—	—	1.4

2.5G revenues	4.9	2.5	—	—	7.4

Total	$10.3	$5.2	$0.7	$0.2	$16.4

Third quarter 2005 revenue breakdown by operator and by service platform:

Unit: $ million	China Mobile	China Unicom	China Telecom	China Netcom	Total
SMS	$0.3	$3.0	$—	$—	$3.3
IVR	1.5	0.6	0.2		2.3
RBT	0.1	0.2	—	—	0.3

2G Revenues	1.9	3.8	0.2		5.9

WAP	2.8	6.0	—	—	8.8
MMS	0.3	0.1	—	—	0.4
Java	—	—	—	—	—

2.5G revenues	3.1	6.1	—	—	9.2

Total	$5.0	$9.9	$0.2	$	$15.1

Third quarter 2006 revenue contribution % by operator and by service platform:

	China Mobile	China Unicom	China Telecom	China Netcom	Total
SMS	69.2%	30.7%	—%	—%	100.0%
IVR	41.4	24.3	26.7	7.6	100.0
RBT	58.7	40.5	0.3	0.5	100.0
2G Revenues	60.0	29.8	7.9	2.3	100.0
WAP	53.1	46.9	—	—	100.0
MMS	86.8	13.2	—	—	100.0
Java	100.0	—	—	—	100.0
2.5G revenues	65.4	34.6	—	—	100.0
Total	62.4%	32.0%	4.3%	1.3%	100.0%

Third quarter 2005 revenue contribution % by operator and by service platform:

	China Mobile	China Unicom	China Telecom	China Netcom	Total
SMS	9.4%	90.6%	—%	—%	100.0%
IVR	66.6	26.8	6.6	—	100.0
RBT	29.8	70.0	—	0.2	100.0
2G Revenues	32.7	64.7	2.6	—	100.0
WAP	32.0	68.0	—	—	100.0
MMS	65.9	34.1	—	—	100.0
Java	99.6	0.4	—	—	100.0
2.5G revenues	33.6	66.4	—	—	100.0
Total	33.3	65.7	1%	—%	100.0%

BUSINESS HIGHLIGHTS

Hurray! continued executing its strategy to focus on music and game related digital entertainment content, with the following highlights:

•	Hurray! released a series of new songs, including:

•	“Don’t you think I am hurt enough” (Nan Dao Ni Hai Xiang Wo Shang De Bu Gou Shen) by Zhang Zhenyu of Hurray! Freeland Music

•	“Husband PK Wife” (Lao Gong PK Lao Po) by Yang Chengang of Hurray! Freeland Music

•	“Tell Me If You Still Love Me” (Gao Su Wo Ni Hai Ai Wo Ma) by Chen Xu of Hurray! Freeland Music

•	“Our First Encounter” (Chu Ci Yu Ni Xiang Yu) by Ai Dai of Hurray! Freeland Music

•	“Body Language” (“Shen Ti Yu Yan”), “Personal Secret” (“Ge Ren Mi Mi”), and “Girl in Your Dream” by Jane Zhang of Huayi Brothers Music.

•	“I love Teresa Teng “ (“Wo Ai Deng Li Jun”) by Yu Quan and Jane Zhang of Huayi Brothers Music in memory of late super pop star Teresa Teng.

•	latest single “I Love World Cup” (Wo Ai Shi Jie Bei) by Huang Zheng of Huayi Brothers Music.

•	Hurray! signed up S.Wing, an up-and-coming pop band in China, which composed and produced the latest hit “QQ Love” (QQ Ai) by Hurray! Freeland Music.

•

Hurray! launched successful marketing programs to promote the new releases simultaneously over Internet and wireless platforms. Consequently, “Personal Secret” became popular hits and ranked Top 2 for many consecutive weeks in the second quarter on Baidu’s new release music search platform. In addition, “I Love World Cup” ranked Top 3 on Baidu’s top100 music search platform and “Don’t you think I am hurt enough” ranked Top 15 on China Mobile’s music portal.

•	Hurray! became official right owner of “Mice Love Rice” under PRC copyright law through court ruling.

•

Shanghai Magma, our wholly owned game developer and publisher now has a portfolio of over 200 titles of inhouse developed games covering six major categories from action, puzzle, role-play, strategy, cards, to sports games. In the third quarter, Magma games ranked No. 1 in China in terms of revenues generated on China Mobile’s game portal.

•

Music related revenues from ringtones, ringbacktones, and truetones downloads or playbacks embedded in our WAP, MMS, SMS, IVR and RBT services are approximately 40.0%, or $6.6 million, of total wireless value-added services revenues for the quarter.

•

Total music related revenues, representing revenues from our recorded music and our wireless value-added services with music content, were $8.1 million or about 45.0% of total revenues for the quarter. Including revenues from mobile games, the percentage reached about 54% in the quarter.

“In summary, over the past one year, we have not only significantly strengthened the basic foundations of our core business, but also have built clear market leadership in music and game development and distribution in China. We will continue aggressively pursuing our vision to transform Hurray! into a leading digital entertainment company.” concluded Mr. Wang.

Business Outlook

For fourth quarter 2006, Hurray! expects its total consolidated revenues to be between $17.0 and $18.0 million, reflecting our latest assessment of the residual impact of new operator policies implemented in the third quarter.

Business Optimization Program

In the quarter, Hurray! completed the business optimization program that started in the second quarter, realigning resources to new and growth areas while cutting cost in certain areas of our business. The program has resulted in an approximately 20% reduction in our total headcounts and has significantly improved our operating efficiency.

Revision to Magma Acquisition Agreement

In order to bring Shanghai Magma’s talented management team onboard and help manage overall Hurray! business, we agreed with the selling shareholders of Magma to fix the remaining consideration payable under earn-out arrangement at $10.5 million. Of which $4.5 million was paid in October 2006 and $6 million will be payable on December 31, 2007.

Note to the Financial Information

The financial information in this press release has been extracted from the financial information prepared using the recognition and the measurement basis of accounting principles generally accepted in the United States of America.

Conference Call

The company will host a conference call to discuss the third quarter results at

Time:	9:00 pm Eastern Standard Time on November 16, 2006
or 10:00 am Beijing/Hong Kong Time on November 17, 2006

The dial-in number:	866-362-4666 (US)
617-597-5313 (international)
Password: 94491794

A replay of the call will be available from November 16, 2006 until November 23, 2006 as follows:

888-286-8010 (US)
617-801-6888 (international)
PIN number: 32481131

Additionally, a live and archived web cast of this call will be available at:

http://phx.corporate-ir.net/playerlink.zhtml?c=187793&s=wm&e=1406655 or http://www.hurray.com/english/home.htm

About Hurray! Holding Co., Ltd.

Hurray! is a leading provider of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through SMS, IVR, RBT, WAP, MMS and Java wireless value-added services platforms over mobile networks and through the Internet. The company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.

In addition, Hurray! is a leader in artist development, music production and offline and online distribution in China through its majority controlled record labels Huayi Brothers Music and Hurray! Freeland Music.

Hurray! also designs, develops, sells and supports a service provisioning and management software for mobile operators in China to manage wireless value-added services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of

1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: continued competitive pressures in China’s wireless value-added services market; changes in technology and consumer demand in this market; the risk that Hurray! may not be able to control its expenses in future periods; Hurray!’s ability to succeed in the music development, production and distribution business, with which it has only limited experience; changes in the policies of the mobile operators in China or the laws governing wireless value-added services; the state of Hurray!’s relationships with China’s mobile operators and the risk that Hurray! may be subject to further sanctions and penalties from them in future periods; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended. Hurray! does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Hurray! Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of September 30, 2006	As of December 31, 2005(1)
	(Unaudited)
	(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$73,398	$75,959
Accounts receivable	15,095	18,089
Note receivable	238	—
Prepaid expenses and other current assets	2,242	1,859
Amount due from related parties	1,173	—
Inventories	639	437

Total current assets	92,785	96,344

Deposits and other non-current assets	797	1,502
Property and equipment, net	2,200	2,536
Acquired intangible assets, net	6,146	3,312
Goodwill	38,331	23,026
Non-current deferred tax assets	169	140

Total assets	$140,428	$126,860

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$3,669	$3,731
Acquisition payable	10,573	154
Accrued expenses and other current liabilities	2,689	3,210
Amount due to a related party	232	202
Income tax payable	614	90
Deferred tax liability	60	248

Total current liabilities	17,837	7,635

Minority interests	3,242	605

Shareholders’ equity:
Ordinary shares	112	111
Additional paid-in capital	72,747	77,336
Retained earnings	44,138	39,899
Accumulated other comprehensive income	2,352	1,274

Total shareholders’ equity	119,349	118,620

Total liabilities and shareholders’ equity	$140,428	$126,860

(1)	December 31, 2005 balances were extracted from audited financial statements.

Hurray! Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the three months ended		For the nine months ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
	(in thousands of U.S. dollars, except share and per share data)		(in thousands of U.S. dollars, except share and per share data)
Revenues:
2G services	$9,016	$5,928	$23,964	$14,053
2.5G services	7,367	9,239	23,443	27,436
Software and system integration services	88	1,305	1,102	4,889
Recorded music	1,520	—	4,398	—

Total revenues	17,991	16,472	52,907	46,378

Cost of revenues:
2G services	6,521	4,325	18,107	8,222
2.5G services	3,814	3,522	12,273	11,206
Software and system integration services	68	203	740	1,144
Recorded music	834	—	2,354	—

Total cost of revenues	11,237	8,050	33,474	20,572

Gross profit	6,754	8,422	19,433	25,806

Operating expenses:
Product development	538	692	1,783	1,840
Selling and marketing	3,256	2,500	9,108	7,006
General and administrative	1,810	866	5,483	2,602

Total operating expenses	5,604	4,058	16,374	11,448

Income from operations	1,150	4,364	3,059	14,358

Other income, net	69	13	320	984
Interest income, net	684	505	1,988	847
Income tax expense	(154)	147	(685)	(567)
Minority interests	(139)		(445)

Net income	$1,610	$5,029	$4,237	$15,622

Earnings per share, basic	$0.0007	$0.0023	$0.0019	$0.0076
Earnings per ADS, basic	$0.07	$0.23	$0.19	$0.76
Earnings per share, diluted	$0.0007	$0.0022	$0.0019	$0.0075
Earnings per ADS, diluted	$0.07	$0.22	$0.19	$0.75

Shares used in calculating basic earnings per share	2,151,930,540	2,198,890,426	2,202,374,600	2,045,639,688

ADSs used in calculating basic earnings per ADS	21,519,305	21,988,904	22,023,746	20,456,397

Shares used in calculating diluted earnings per share	2,172,347,707	2,245,871,755	2,222,587,080	2,092,621,036

ADSs used in calculating diluted earnings per ADS	21,723,477	22,458,718	22,225,871	20,926,210

The use of non-GAAP financial measures:

To supplement its consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”) in the United States, Hurray! uses non-GAAP measures of operating results and net income, including in this press release earnings before interest, taxes, depreciation and amortization, and before stock-based compensation expense (“adjusted EBITDA”), which are adjusted from results based on GAAP to exclude certain expenses. Hurray!’s management believes the use of these non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses that are not related to the Company’s core operations. These non-GAAP financial measures also facilitate management’s internal comparisons to Hurray!’s historical performance and our competitors’ operating results. Hurray! believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Please see below financial table for a reconciliation of adjusted EBITDA.

Reconciliation of net income under GAAP to adjusted EBITDA for the following periods:

	For the three months ended		For the nine months ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
	(in thousands of U.S. dollars, except share and per share data)		(in thousands of U.S. dollars, except share and per share data)
Net income	$1,610	$5,029	$4,237	$15,622
Add:
Interest expense	—	—	—	27
Income tax expense	154	(147)	685	567
Depreciation and amortization	886	425	2,668	1,298
Non-cash stock compensation expense	158		387	21
Less:
Interest income	(684)	(505)	(1,988)	(874)

Adjusted EBITDA	$2,124	$4,802	$5,989	$16,661

For more information, please contact:

Phoebe Meng

Investor Relations Manager

Tel: 8610-84555566 x5532

yfmeng@hurray.com.cn

Source: Hurray! Holding Co., Ltd.